SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of November 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 2 November 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995), of a total of 42,039 Ordinary shares in the Company in which the directors have a technical interest.

     2. A notification dated 2 November 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995), of a total of 20,325 Ordinary shares in the Company in which the directors have a technical interest.
     3. A notification dated 11 November 2005 advising that The BOC Group plc will be announcing its Preliminary Results on Thursday 17 November 2005.
     4. A notification dated 17 November 2005 advising that Gist, the logistics arm of The BOC Group, has extended its contract with Marks and Spencer to manage the distribution of Marks and Spencer's chilled and ambient food to 2011.
     5. A notification dated 21 November 2005 advising of the exercise of an option over 45,000 Ordinary shares in the Company and subsequent sale of the shares by N Deeming, a person discharging managerial responsibility within the BOC Group.
     6. A notification dated 23 November 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 123,138 Ordinary shares in the Company in which the directors have a technical interest.
     7. A notification dated 23 November 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 17,226 Ordinary shares in the Company in which the directors have a technical interest.
     8. A notification dated 24 November 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 6,860 Ordinary shares in the Company in which the directors have a technical interest.
     9. A notification dated 25 November 2005 advising of the exercise of options over 15,000 Ordinary shares in the Company and subsequent sale of the shares by S J Dempsey, a person discharging managerial responsibility within the BOC Group.
     10. A notification dated 25 November 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 47,858 Ordinary shares in the Company in which the directors have a technical interest.
     11. A notification dated 30 November 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 27,726 Ordinary shares in the Company in which the directors have a technical interest.
     12. A notification dated 30 November 2005 advising of the exercise of options over 153,500 Ordinary shares in the Company and subsequent sale of the shares by M J Nichols, a person discharging managerial responsibility within the BOC Group.
     13. A notification dated 30 November 2005 advising of the exercise of options over 180,000 Ordinary shares in the Company and subsequent sale of the shares by J K Masters, a director of the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 NOVEMBER 2005
                  AT 15.11 HRS UNDER REF: PRNUK-0211051510-2215


2 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 November 2005 of 42,039 Ordinary shares of 25p each in the Company at an exercise price of 982p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 42,039 Ordinary shares, the Trustee now holds 5,207,117 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,207,117 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 NOVEMBER 2005
                  AT 15.15 HRS UNDER REF: PRNUK-0211051512-6B9B


2 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 November 2005 of 20,325 Ordinary shares of 25p each in the Company at a sale price of 1111.2511p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 20,325 Ordinary shares, the Trustee now holds 5,186,792 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,186,792 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 11 NOVEMBER 2005
                  AT 09.27 HRS UNDER REF: PRNUK-1111050926-97F5


11 November 2005

The BOC Group plc - Preliminary Results

The BOC Group plc will be announcing its results for the year ended 30 September 2005 on Thursday 17 November 2005.

Contact:    Christopher Marsay, Director - Investor Relations
            The BOC Group, Windlesham, UK
            Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 17 NOVEMBER 2005
                  AT 07.04 HRS UNDER REF: PRNUK-1711050701-1324


17 November 2005

    Gist, BOC's distribution business, extends major food logistics contract with Marks & Spencer


Gist, the logistics arm of The BOC Group, has extended its contract with Marks & Spencer to manage the distribution of the retailer's chilled and ambient food in the UK until 2011, confirming it as one of the largest food distribution contracts in the UK.

The partnership between M&S and Gist started in 1970. Gist now delivers to around 420 M&S stores as far apart as Inverness and Falmouth. Among the products it delivers are over 100 million sandwiches every year and 6,500 tonnes of loose bananas. Gist already has six distribution centres dedicated to M&S and is adapting an existing site at Thornbury near Bristol to accommodate the growth in M&S's food business.

Ian Mumby, Marks & Spencer's Head of Food Supply Chain, said: "This contract extension builds on our existing relationship with Gist. It will allow us to drive further improvements in service and efficiency within the food supply chain, as we continue to grow our food business."

Martin Gwynn, managing director of Gist, said: "For thirty five years Gist has been a partner in the growth of Marks & Spencer's food business. We have already built one of the world's most sophisticated logistics operations to serve them and the assurance of this valuable long-term contract means that we can continue to develop it further."

-------------------------------------------------------------------------------
Contact:     Christopher Marsay, Director - Investor Relations
-------------------------------------------------------------------------------
             Tel: 01276 477222 (International +44 1276 477222)
-------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 21 NOVEMBER 2005
                  AT 09.50 HRS UNDER REF: PRNUK-2111050949-C754


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-------- ---------------------------------------------- ------ --------------------------------------------------
1.       Name of the issuer                              2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

         THE BOC GROUP plc                                     IN ACCORDANCE WITH (i) ABOVE
-------- ---------------------------------------------- ------ --------------------------------------------------
3.       Name of person discharging managerial           4.    State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         NICHOLAS DEEMING                                      N/A
-------- ---------------------------------------------- ------ --------------------------------------------------
5.       Indicate whether the notification is in         6.    Description of shares (including class),
         respect of a holding of the person referred           debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                 instruments relating to shares
         non-beneficial interest

         IN RESPECT OF A HOLDING OF THE PERSON                 ORDINARY SHARES OF 25P EACH
         DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
         ABOVE
-------- ---------------------------------------------- ------ --------------------------------------------------
7.       Name of registered shareholders(s) and, if      8.    State the nature of the transaction
         more than one, the number of shares held by
         each of them

         NICHOLAS DEEMING                                      EXERCISE OF 45,000 ESOS 1995 OPTIONS GRANTED IN
                                                               FEBRUARY 2002 AND SUBSEQUENT SALE OF SHARES
-------- ---------------------------------------------- ------ --------------------------------------------------


                                                               ACQUIRED UPON EXERCISE.
-------- ---------------------------------------------- ------ --------------------------------------------------
9.       Number of shares, debentures or financial      10.    Percentage of issued class acquired
         instruments relating to shares acquired               (treasury shares of that class should not be
                                                               taken into account when calculating percentage)

         45,000                                                0.01%
-------- ---------------------------------------------- ------ --------------------------------------------------
11.      Number of shares, debentures or financial      12.    Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

         45,000                                                 0.01%
-------- ---------------------------------------------- ------ --------------------------------------------------
13.      Price per share or value of transaction        14.    Date and place of transaction

         1016P PER SHARE - EXERCISE                            18 NOVEMBER 2005, LONDON

         1143.2779P PER SHARE - SALE
-------- ---------------------------------------------- ------ --------------------------------------------------
15.      Total holding following notification and       16.    Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)

         NIL SHARES / 200,788 OPTIONS                          18 NOVEMBER 2005
-------- ---------------------------------------------- ------ --------------------------------------------------



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


-------- ---------------------------------------------- ------ --------------------------------------------------
17       Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised

-------- ---------------------------------------------- ------ --------------------------------------------------
19.      Total amount paid (if any) for grant of the    20.    Description of shares or debentures involved
         option                                                (class and number)

-------- ---------------------------------------------- ------ --------------------------------------------------
21.      Exercise price (if fixed at time of grant)     22.    Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise

-------- ---------------------------------------------- ------ --------------------------------------------------
23.      Any additional information                     24.    Name of contact and telephone number for
                                                               queries

-------- ---------------------------------------------- ------ --------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

           ----------------------------------------------------------

Date of notification 21 NOVEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 23 NOVEMBER 2005
                  AT 17.42 HRS UNDER REF: PRNUK-2311051741-FCCF

23 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 23 November 2005 of 123,138 Ordinary shares of 25p each in the Company at a sale price of 1134.886p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 123,138 Ordinary shares, the Trustee now holds 5,063,654 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,063,654 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 23 NOVEMBER 2005
                  AT 17.55 HRS UNDER REF: PRNUK-2311051753-1C3A

23 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 23 November 2005 of 17,226 Ordinary shares of 25p each in the Company at a sale price of 1134.329p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 17,226 Ordinary shares, the Trustee now holds 5,046,428 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,046,428 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 NOVEMBER 2005
                  AT 16.43 HRS UNDER REF: PRNUK-2411051642-6A03


24 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 24 November 2005 of 6,860 Ordinary shares of 25p each in the Company at a sale price of 1133p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 6,860 Ordinary shares, the Trustee now holds 5,039,568 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,039,568 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 25 NOVEMBER 2005
                  AT 16.16 HRS UNDER REF: PRNUK-2511051615-1B4F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-------- ---------------------------------------------- ------ --------------------------------------------------
1.       Name of the issuer                              2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

         THE BOC GROUP plc                                     IN ACCORDANCE WITH (i) ABOVE
-------- ---------------------------------------------- ------ --------------------------------------------------
3.       Name of person discharging managerial           4.    State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         STEPHEN JAMES DEMPSEY                                 N/A
-------- ---------------------------------------------- ------ --------------------------------------------------
5.       Indicate whether the notification is in         6.    Description of shares (including class),
         respect of a holding of the person referred           debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                 instruments relating to shares
         non-beneficial interest

         IN RESPECT OF A HOLDING OF THE PERSON                 ORDINARY SHARES OF 25P EACH
         DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
         ABOVE
-------- ---------------------------------------------- ------ --------------------------------------------------
7.       Name of registered shareholders(s) and, if      8.    State the nature of the transaction
         more than one, the number of shares held by
         each of them

         STEPHEN JAMES DEMPSEY                                 EXERCISE OF A TOTAL OF 15,000 ESOS 1995 OPTIONS
                                                               GRANTED IN FEBRUARY 1996, 1997 AND 1998 AND
                                                               SUBSEQUENT SALE OF SHARES ACQUIRED UPON
-------- ---------------------------------------------- ------ --------------------------------------------------


                                                               EXERCISE.
-------- ---------------------------------------------- ------ --------------------------------------------------
9.       Number of shares, debentures or financial      10.    Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

         15,000                                                0.01%
-------- ---------------------------------------------- ------ --------------------------------------------------
11.      Number of shares, debentures or financial      12.    Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

         15,000                                                0.01%
-------- ---------------------------------------------- ------ --------------------------------------------------
13.      Price per share or value of transaction        14.    Date and place of transaction

         5,000 AT 919P (EXERCISE), 5,000 AT 980P               24 NOVEMBER 2005, LONDON
         (EXERCISE) AND 5,000 AT 914P (EXERCISE)

         15,000 AT 1142.908P (SALE)
-------- ---------------------------------------------- ------ --------------------------------------------------
15.      Total holding following notification and       16.    Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)

         4,421 SHARES / 288,169 OPTIONS                        25 NOVEMBER 2005
-------- ---------------------------------------------- ------ --------------------------------------------------



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



-------- ---------------------------------------------- ------ --------------------------------------------------
17.      Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised

-------- ---------------------------------------------- ------ --------------------------------------------------
19.      Total amount paid (if any) for grant of the    20.    Description of shares or debentures involved
         option                                                (class and number)

-------- ---------------------------------------------- ------ --------------------------------------------------
21.      Exercise price (if fixed at time of grant)     22.    Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise

-------- ---------------------------------------------- ------ --------------------------------------------------
23.      Any additional information                     24.    Name of contact and telephone number for
                                                               queries

-------- ---------------------------------------------- ------ --------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINSTRATOR

Date of notification 25 NOVEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 25 NOVEMBER 2005
                  AT 17.10 HRS UNDER REF: PRNUK-2511051708-1E50

25 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 25 November 2005 of 47,858 Ordinary shares of 25p each in the Company at a sale price of 1134p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 47,858 Ordinary shares, the Trustee now holds 4,991,710 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,991,710 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 NOVEMBER 2005
                  AT 16.40 HRS UNDER REF: PRNUK-3011051638-3A08

30 November 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals:-

29 November 2995 - 18,695 Ordinary shares of 25p each at a sale price of 1146p per share

30 November 2005 - 9,031 Ordinary shares of 25p each at a sale price of 1145p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of a total of 27,726 Ordinary shares, the Trustee now holds 4,963,984 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,963,984 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 NOVEMBER 205
                  AT 16.35 HRS UNDER REF: PRNUK-3011051633-D543

    NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                       RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-------- ---------------------------------------------- ------ --------------------------------------------------
1.       Name of the issuer                              2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

         THE BOC GROUP plc                                     IN ACCORDANCE WITH (i) ABOVE
-------- ---------------------------------------------- ------ --------------------------------------------------
3.       Name of person discharging managerial           4.    State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         MARK JAMES NICHOLS                                    N/A
-------- ---------------------------------------------- ------ --------------------------------------------------
5.       Indicate whether the notification is in         6.    Description of shares (including class),
         respect of a holding of the person referred           debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                 instruments relating to shares
         non-beneficial interest

         IN RESPECT OF A HOLDING OF THE PERSON                 ORDINARY SHARES OF 25p EACH
         DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
         ABOVE.
-------- ---------------------------------------------- ------ --------------------------------------------------
7.       Name of registered shareholders(s) and, if      8.    State the nature of the transaction
         more than one, the number of shares held by
         each of them

         MARK JAMES NICHOLS                                    EXERCISE OF A TOTAL OF 153,500 ESOS 1995
                                                               OPTIONS GRANTED IN FEBRUARY 1996, 1997 AND 1998,
                                                               MAY 1998, FEBRUARY 1999, MAY 2000,
-------- ---------------------------------------------- ------ --------------------------------------------------


                                                               FEBRUARY 2001 AND 2002 AND SUBSEQUENT SALE OF
                                                               SHARES ACQUIRED UPON EXERCISE.
-------- ---------------------------------------------- ------ --------------------------------------------------
9.       Number of shares, debentures or financial      10.    Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

         153,500                                                0.03%
-------- ---------------------------------------------- ------ --------------------------------------------------
11.      Number of shares, debentures or financial      12.    Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

         153,500                                               0.03%
-------- ---------------------------------------------- ------ --------------------------------------------------
13.      Price per share or value of transaction        14.     Date and place of transaction

         10,000 AT 919P (EXERCISE), 12,000 AT 980P              29 NOVEMBER 2005, LONDON
         (EXERCISE), 19,000 AT 914P (EXERCISE),
         25,000 AT 972P (EXERCISE), 15,000 AT 851P
         (EXERCISE), 37,500 AT 937P (EXERCISE),
         15,000 AT 993P (EXERCISE) AND 20,000 AT
         1016P (EXERCISE)

         153,500 AT 1135.3693P (SALE)
-------- ---------------------------------------------- ------ --------------------------------------------------
15.      Total holding following notification and       16.    Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)

         NIL SHARES / 101,609 OPTIONS                          30 NOVEMBER 2005
-------- ---------------------------------------------- ------ --------------------------------------------------



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


-------- ---------------------------------------------- ------ --------------------------------------------------
17.      Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised

-------- ---------------------------------------------- ------ --------------------------------------------------
19.      Total amount paid (if any) for grant of the    20.    Description of shares or debentures involved
         option                                                (class and number)

-------- ---------------------------------------------- ------ --------------------------------------------------
21.      Exercise price (if fixed at time of grant)     22.    Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise



-------- ---------------------------------------------- ------ --------------------------------------------------
23.      Any additional information                      24.   Name of contact and telephone number for
                                                               queries

-------- ---------------------------------------------- ------ --------------------------------------------------



--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR_
Date of notification 30 NOVEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 NOVEMBER 2005
                  AT 17.34 HRS UNDER REF: PRNUK-3011051731-1D50

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-------- ---------------------------------------------- ------ --------------------------------------------------
1.       Name of the issuer                              2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made
                                                               in accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

         THE BOC GROUP plc                                     IN ACCORDANCE WITH BOTH (i) AND (ii) ABOVE
-------- ---------------------------------------------- ------ --------------------------------------------------
3.       Name of person discharging managerial           4.    State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         JERRY KENT MASTERS                                                      N/A
-------- ---------------------------------------------- ------ --------------------------------------------------
5.       Indicate whether the notification is in         6.    Description of shares (including class),
         respect of a holding of the person referred           debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                 instruments relating to shares
         non-beneficial interest

         IN RESPECT OF A HOLDING OF THE PERSON                 ORDINARY SHARES OF 25p EACH
         DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
         ABOVE.
-------- ---------------------------------------------- ------ --------------------------------------------------
7.                         Name of registered            8.     State the nature of the transaction
         shareholders(s) and, if more than one, the
         number of shares held by each of them



         JERRY KENT MASTERS                                    EXERCISE OF A TOTAL OF 180,000 EXECUTIVE OPTIONS
                                                               GRANTED IN FEBRUARY 1996, 1997, 1998 AND 1999,
                                                               MAY 2000 AND FEBRUARY 2001 AND 2002 AND
                                                               SUBSEQUENT SALE OF 180,000 SHARES ACQUIRED UPON
                                                               EXERCISE
-------- ---------------------------------------------- ------ --------------------------------------------------
9.       Number of shares, debentures or financial      10.    Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

         180,000                                               0.03%
-------- ---------------------------------------------- ------ --------------------------------------------------
11.      Number of shares, debentures or financial      12.    Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

         180,000                                               0.03%
-------- ---------------------------------------------- ------ --------------------------------------------------
13.      Price per share or value of transaction        14.    Date and place of transaction

         5,000 AT 919P (EXERCISE), 7,000 AT 980P               30 NOVEMBER 2005, LONDON
         (EXERCISE), 11,000 AT 914P (EXERCISE),
         18,000 AT 851P (EXERCISE), 54,000 AT 937P
         (EXERCISE), 35,000 AT 993P (EXERCISE),
         50,000 AT 1016P (EXERCISE)

         180,000 AT 1124.780P (SALE)
-------- ---------------------------------------------- ------ --------------------------------------------------
15.      Total holding following notification and       16.    Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)

         2,356 SHARES / 139,195 OPTIONS                        30 NOVEMBER 2005
-------- ---------------------------------------------- ------ --------------------------------------------------


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


-------- ---------------------------------------------- ------ --------------------------------------------------
17       Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised

-------- ---------------------------------------------- ------ --------------------------------------------------
19.      Total amount paid (if any) for grant of the    20.    Description of shares or debentures involved
         option                                                (class and number)

-------- ---------------------------------------------- ------ --------------------------------------------------


-------- ---------------------------------------------- ------ --------------------------------------------------
21.      Exercise price (if fixed at time of grant)     22.    Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise

-------- ---------------------------------------------- ------ --------------------------------------------------
23.      Any additional information                     24.    Name of contact and telephone number for
                                                               queries

-------- ---------------------------------------------- ------ --------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification 30 NOVEMBER 2005
--------------------------------------------------------------------------------

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  December 1, 2005



                                      By: /s/     Sarah Larkins
                                         ---------------------------------------
                                         Name:   Sarah Larkins
                                         Title:  Assistant Company Secretary